Yunqi Capital, 5.1% Holder and One of STAAR Surgical Company's Largest Shareholders, Announces Intention to Vote Against the Proposed Sale to Alcon

Issues Open Letter to Shareholders Outlining Its Belief that the Proposed Merger Materially Undervalues STAAR

Contends that STAAR's Board Failed In Its Responsibilities by Not Running a Thorough Process and Relying on Undue Skepticism about the Company's Prospects

Shareholders Deserve Fair Value for the Company

HONG KONG, September 22, 2025 – Yunqi Capital Limited (together with its affiliates and the funds it advises, "Yunqi Capital"), an investment management firm and 5.1% shareholder of STAAR Surgical Company ("STAAR") (NASDAQ:STAA), today announced its opposition to the Company's proposed sale to Alcon Inc. (SIX/NYSE:ALC) on the terms announced on August 5, 2025.

Yunqi Capital released the following open letter to fellow STAAR shareholders explaining why it opposes the transaction:

September 22, 2025

Dear Fellow STAAR Surgical Shareholders:

Yunqi Capital Limited (together with its affiliates, "Yunqi Capital" or "we") is an investment management firm that has been a committed investor in, and staunch advocate of, STAAR Surgical Company ("STAA" or the "Company") since 2023. We have engaged consistently with the Company since the outset of our investment, in particular with respect to the Company's strong business prospects in the Chinese market which accounts for a significant portion of the Company's sales. Our investment in STAAR has grown over time, consistent with our belief in the Company's growth strategy, management team and market opportunities. Today, we beneficially own 2,500,061 shares of STAAR's common stock, representing approximately 5.1% of the Company, making us the Company's approximately sixth largest shareholder.

We invested in STAAR because we believe strongly in the Company's ability to create substantial value as the leading manufacturer of phakic implantable lenses used worldwide in corrective (or "refractive") surgery. We are confident in the Company's ability to drive sustained growth as it positions its refractive lenses throughout the world as primary and premium solutions for patients seeking visual freedom from wearing eyeglasses or contact lenses while achieving excellent visual acuity through refractive vision correction.

Given STAAR's momentum and bright future, we believe the $28 per share offer price significantly undervalues our Company. We are disappointed that STAAR's Board of Directors ("Board") has agreed to sell our Company to Alcon Inc. (SIX/NYSE:ALC) ("Alcon") at this inadequate valuation and on the terms of the definitive merger agreement dated August 4, 2025 (the "Merger Agreement", and such proposed transaction, the "Proposed Merger").

To be clear, we would not necessarily be opposed to a potential merger of these two parties at an appropriate price or on other appropriate terms. As long-term investors, we want the best for the Company and all its shareholders.

However, based on our analysis, the proposed sale at the current proposed terms materially undervalues the Company and does not reflect the Company's intrinsic value and its standalone prospects were it not to be acquired by Alcon. In our view, the transaction unfairly transfers this value to Alcon without rewarding STAAR's shareholders for investing in and supporting the Company.

We are, of course, aware of the campaign being launched by Broadwood Partners, L.P. and its affiliates ("Broadwood Partners"), a 27.4% stockholder, to solicit proxies against the Company's proposal to approve the Proposed Merger, and we agree with the clear and detailed rationale that has been included in its communications to STAAR shareholders.

We also submit to the STAAR shareholders our own perspectives on the Proposed Merger:

STAAR's Board Failed to Undertake a Thorough Process to Maximize Value as It Explored Strategic Alternatives

First, like Broadwood Partners, we believe a deficient process was conducted in relation to the Proposed Merger. We believe the Board chose to engage meaningfully only with Alcon as the sole counterparty, rather than conducting a sufficient market check or thoroughly soliciting potential interest from a range of alternative buyers and potential strategic partners. Further, the terms of the Merger Agreement materially impede the Company's ability to actively attract other potential bids, with the agreement's lack of a "go shop" provision, the extent of termination fees payable by the Company under the agreement, and the short "window-shop" period provided to the Company, after which the potential termination fee for the Company is significantly increased. In addition, the Merger Agreement requires the Company to finalize and disseminate its proxy materials to shareholders and to hold a shareholder meeting on a rapid timeline — further minimizing the opportunity for the Company to receive or otherwise consider any successful alternative bids.

The Board's Decision Is Based on an Unduly Bleak View of Company's Business Prospects in China

Second, we disagree with the Board's bleak assessment of the macroeconomic climate in China, which we believe contributed to its decision to agree to such a low offer price from Alcon. As a Hong Kong-based fund with extensive investment experience in mainland China, we are intimately close to the latest economic developments in China and are seeing green shoots across the economic spectrum. For instance, the Hang Seng TECH Index has substantially outperformed the S&P 500 index year-to-date and over the past 12 months. Many indices in the Chinese equity universe are among the best performing indices in the world year-to-date.

Of note, the Company itself previously expressed optimism regarding China's macroeconomic climate outlook in its Quarterly Report on Form 10-Q for the period ended June 27, 2025, filed with the U.S. Securities and Exchange Commission on August 6, 2025. The Company noted that "The level of inventory owned by our distributors in China has decreased substantially since

December 27, 2024, and has now returned to historical levels. We expect our China revenue will normalize in the second half of fiscal 2025, as our distributors increase their purchases of ICLs to meet forecasted demand."

Furthermore, the Company's largest customer in China, a publicly listed medical institution, recently reported at the Goldman Sachs' Asia Leaders Conference 2025 that it has maintained a 10% overall revenue growth target, with its revenue growth target for refractive surgery slightly higher. Such growth for the Company's largest Chinese customer bodes well for the prospects of STAAR, which manufactures phakic implantable lenses used worldwide in corrective (or "refractive") surgery. We are also optimistic about medium- and long-term geopolitical and trade relations between the United States and China, which we believe will provide an additional support to the macroeconomic climate in both countries and the business prospects of STAAR more particularly.

The Proposed Consideration to Shareholders Significantly Undervalues the Company

Third, the Proposed Merger significantly undervalues the Company and gives Alcon the ability to capture that upside without paying a meaningful premium. For the past year, the Company's stock has traded below its intrinsic value, in our view, because of transitory issues with inventory in China, which is in the course of being resolved. In support of that view, the Company's second quarter financial results and Quarterly Report on Form 10-Q—released just a day after the Proposed Merger was announced—reflected a decline of the inventory challenges the Company faced in 2024 and early 2025. The Company also reported a significant reduction in its expenses and has significant cost efficiency potential to be further implemented without material revenue impact. This suggests, in our view, that the Company is well on its way to returning to substantial profitability. Further, while the Board touts that the Proposed Merger price of $28 per share represents a premium of approximately 59% and 51% to the 90-day volume weighted average price and closing price, respectively, of the Company's common stock at the time the Merger Agreement was announced on August 4, 2025, the Board has failed to note that the offer price of $28 per share represents a discount of approximately 26% to the 52-week high price at the time the Merger Agreement was announced on August 4, 2025 and approximately a 49% discount to Alcon's original offer price of $55 per share in cash in October 2024.

In conclusion, while we are not necessarily opposed to supporting an acquisition of STAAR by a third party, including Alcon, at an appropriate price or on other appropriate terms, we remain open to a range of potential outcomes, including continued ownership of STAAR as an independent company for the foreseeable future. We believe STAAR's superior and proprietary technology, as well as its global scale, position the Company to take a significant portion of the fast-growing refractive surgery market, become an even more profitable enterprise and, ultimately, deliver upon its vision to be the first choice for surgeons and patients seeking visual freedom from glasses and contact lenses. In our view, there is no compelling reason to sell STAAR at this underwhelming price.

Unless the terms are revised to address what we believe to be inadequate consideration, we intend to vote against the Proposed Merger and will urge our fellow shareholders to do the same. We do not believe this transaction should receive shareholder approval.

Sincerely,

Christopher Min Fang Wang
Chief Investment Officer
Yunqi Capital Limited

About Yunqi Capital

Yunqi Capital is a Hong Kong headquartered investment manager with over US$250 million in assets under management. The firm deploys a fundamental long-short equity strategy, with a concentrated portfolio, that is primarily invested in the equity securities of companies with a significant China connection. Yunqi Capital is led by CIO Chris Wang, an experienced portfolio manager with a strong track record of generating attractive returns on capital, controlling portfolio risk and managing investment teams.

Media contact
FGS Global
Yunqi@fgsglobal.com

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects", "anticipates", "believes", “in our view”, “from our perspective”, "intends", "estimates", "plans", "will be", “would” and similar expressions. Although Yunqi Capital believes that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Yunqi Capital or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the U.S. Securities and Exchange Commission, including those listed under "Risk Factors" in annual reports on Form 10-K and quarterly reports on Form 10-Q and those related to the pending transaction involving the Company. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Yunqi Capital does not undertake any obligation to update or revise any forward-looking information or statements. Certain information included in this material is based on data obtained from sources considered to be reliable. Any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and, unless required by law, are subject to revision without notice.

Funds and investment vehicles (collectively, the “Yunqi Funds”) managed or advised by Yunqi Capital currently beneficially own shares of the Company. The Yunqi Funds are in the business of trading (i.e., buying and selling) securities and intend to continue trading in the securities of the Company. You should assume the Yunqi Funds will from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Yunqi Capital’s beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Yunqi Capital’s views of the pending transaction or the Company’s business, prospects, or valuations (including the market price of the Company shares), including, without limitation, other investment opportunities available to Yunqi Capital, concentration of positions in the portfolios managed by Yunqi Capital, conditions in the securities markets, and general economic and industry conditions. Without limiting the generality of the foregoing, in the event of a change in the Company’s share price on or following the date hereof, the Yunqi Funds may buy additional shares or sell all or a portion of their holdings of the Company (including, in each case, by trading in options, puts, calls, swaps, or other derivative instruments). Yunqi Capital also reserves the right to change the opinions expressed herein and its intentions with respect to its investments in the Company, and to take any actions with respect to its investments in the Company as it may deem appropriate, and

disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.